Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561

RE: Craft College Inc.
Comments to Form 10-KSB for the year ended December 31, 2007
Dated July 21, 2007
File No. 333-135661

Staff comment 1 - Internal Control Over Financial Reporting

It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of regulation SB. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation SB.

Furthermore, we note that the certification filed as Exhibit 31 was not in the proper form. The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31).

Supplemental disclosure

Management completed its assessment of internal control over financial reporting for the year ending December 31, 2007, but failed to report the results of that assessment. Additionally, management reference December 31, 2006 as the date of our most recent review of our disclosure controls and procedures. This was caused by clerical error. We have amended our disclosure under Item 8A.

Management has further considered whether the failure to properly disclose the requirements of Item 8A impacts our conclusions regarding the effectiveness of our disclosure controls and procedures. Our internal control system provides only reasonable, not absolute, assurance that the objectives of the control system are met. The failure to properly meet the reporting requirements of Item 8A was caused by a clerical error. Upon review of our disclosure controls and procedures we have concluded that at the time of filing our report 10-KSB the disclosure controls and procedures were not effective. Management has made changes to our disclosure controls and procedures in an effort to ensure that all requirements of the Exchange act are met in future disclosure documents.

Finally, we note your comment regarding Principal Executive Officer certification and have amended Exhibits 31 accordingly.

Amended disclosure - ITEM 8A. CONTROLS AND PROCEDURES

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007. Based upon that evaluation, our Directors, Chief Executive and Chief Financial Officer, concluded that our disclosure controls and procedures were not effective. Management has made changes to our disclosure controls and procedures in an effort to ensure that all requirements of the Exchange act are met in future disclosure documents.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the (i) effectiveness and efficiency of operations, (ii) reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and (iii) compliance with applicable laws and regulations. Our internal controls framework is based on the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of the effectiveness of the Company's internal control over financial reporting is as of the fiscal year ended December 31, 2007. We believe that our internal control over financial reporting is effective. We have not identified any current material weaknesses considering the nature and extent of our current operations.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

Amended disclosure - Exhibit 31

SECTION 302 CERTIFICATION

I, Pat Castillo, certify that:

1.	I have reviewed this annual report on Form 10-KSB of Craft College Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Dated this 21th day of August, 2008.	/s/ PAT CASTILLO
Pat Castillo Principal Executive Officer and Chief Accounting Officer

Staff comment 2 - Form Type

We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

Supplemental disclosure

Management has reviewed our filing requirements under form 10-Q and have concluded that all material information required was included in our 10-QSB filing for the period ending March 31, 2008. We therefore elect to not file an amended form 10-Q for said period.

For the period ending June 30, 2008 and all subsequent interim reporting periods the Company will file form 10-Q.

Supplemental disclosure

In response to staff comment the Company hereby acknowledges:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.